FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2010 Second Quarter
                   (April 1, 2009 through September 30, 2009)




        English translation from the original Japanese-language document















                            TOYOTA MOTOR CORPORATION

Cautionary Statement

     This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

              FY2010 Second Quarter Consolidated Financial Results

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                                                                 November 5, 2009
Company name                                         : Toyota Motor Corporation
Stock exchanges on which the shares are listed       : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number                                          : 7203
URL                                                  : http://www.toyota.co.jp
Representative                                       : Akio Toyoda, President
Contact person                                       : Takuo Sasaki, Managing Officer
                                                       Tel. (0565)28-2121
Filing date of quarterly securities report           : November 12, 2009
Payment date of cash dividends                       : November 26, 2009

                                                                                 (Amounts are rounded to the nearest million yen)
 1.  Consolidated Results for FY2010 First Half (April 1, 2009 through September 30, 2009)
(1)  Consolidated financial results (For the six months ended September 30)                (% of change from previous first half)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              Income before income taxes
                              Net revenues                 Operating income                   and equity in earnings of
                                                                                                 affiliated companies
---------------------------------------------------------------------------------------------------------------------------------
                              Million yen         %              Million yen         %          Million yen                 %
    FY2010 first half           8,377,643     -31.3                 -136,859      --                -62,975            --
    FY2009 first half          12,190,405      -6.3                  582,068      -54.2             636,487             -53.3
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Net income per share           Net income per share
                                 - Basic                      - Diluted
--------------------------------------------------------------------------------
                                               Yen                           Yen
    FY2010 first half               --                             --
    FY2009 first half               --                             --
--------------------------------------------------------------------------------
Net income attributable to Toyota Motor Corporation*: FY2010 first half - 55,986 million yen, FY2009 first half 493,469 million yen
Net income attributable to Toyota Motor Corporation per share - Basic*: FY2010 first half -17.85 yen, FY2009 first half 156.92 yen
Net income attributable to Toyota Motor Corporation per share - Diluted*: FY2010 first half -17.85 yen, FY2009 first half 156.90 yen
*"Net income attributable to Toyota Motor Corporation" is equivalent to "Net income" up to FY2009.


(2)  Consolidated financial position
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 Ratio of
                           Total assets      Toyota Motor Corporation    Toyota Motor Corporation     Toyota Motor Corporation
                                                shareholders' equity        shareholders' equity   shareholders' equity per share
---------------------------------------------------------------------------------------------------------------------------------
                             Million yen                    Million yen                       %                              Yen
FY2010 second quarter         28,538,759                      9,973,659                    34.9                         3,180.36
       FY2009                 29,062,037                     10,061,207                    34.6                         3,208.41
---------------------------------------------------------------------------------------------------------------------------------


2. Cash dividends
---------------------------------------------------------------------------------------------------------------------------------
                                                    Cash dividends per share
---------------------------------------------------------------------------------------------------------------------------------
               End of first quarter       End of second quarter      End of third quarter        Year-end             Total
---------------------------------------------------------------------------------------------------------------------------------
                                Yen                         Yen                       Yen                 Yen                Yen
    FY2009                 --                             65.00                 --                      35.00             100.00
    FY2010                 --                             20.00               ------                 ------            ------
---------------------------------------------------------------------------------------------------------------------------------
    FY2010
   (forecast)            ------                      ------                     --                  --                   --
---------------------------------------------------------------------------------------------------------------------------------
(Note) Revisions to the forecast of cash dividends in the current quarter: none


3. Forecast of consolidated results for FY2010 (April 1, 2009 through March 31, 2010)
                                                                                                        (% of change from FY2009)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               Income before income taxes
                          Net revenues                       Operating income                    and equity in earnings of
                                                                                                   affiliated companies
---------------------------------------------------------------------------------------------------------------------------------
                        Million yen          %                 Million yen          %                    Million yen           %
    FY2010               18,000,000      -12.3                    -350,000     --                           -300,000      --
---------------------------------------------------------------------------------------------------------------------------------
(Note) Revisions to the forecast of consolidated results in the current quarter: yes
Net income attributable to Toyota Motor Corporation*: FY2010 -200,000 million yen
Net income attributable to Toyota Motor Corporation per share - Basic*: FY2010 -63.78 yen
*"Net income attributable to Toyota Motor Corporation" is equivalent to "Net income" up to FY2009.

4.   Others

(1)  Changes in significant subsidiaries during the current period
     (Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements: yes
     Note: For more details, please see page 5 "4.Other".

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements
     (i) Changes by a newly issued accounting pronouncement: yes
     (ii) Changes other than (3)-(i) above: none
     Note: For more details, please see page 6 "4.Other".

(4)  Number of shares issued and outstanding (common stock)
     (i) Number of shares issued and outstanding at the end of each period (including treasury stock): FY2010 second quarter 3,447,997,492 shares, FY2009 3,447,997,492 shares
     (ii) Number of treasury stock at the end of each period: FY2010 second quarter 311,982,663 shares, FY2009 312,115,017 shares
     (iii) Average number of shares issued and outstanding in each period:
           FY2010 first half 3,135,967,997 shares, FY2009 first half 3,144,638,556 shares



Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products; and
(viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

     This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



1. Qualitative Information Concerning Consolidated Financial Results for FY2010 First Half

(1)Financial Results

     Consolidated vehicle unit sales in Japan and overseas decreased by 1,120 thousand units, or 26.4%, to 3,130 thousand units in FY2010 first half (For the six months ended September 30, 2009) compared with FY2009 first half (For the six months ended September 30, 2008). Vehicle unit sales in Japan decreased by 113 thousand units, or 11.2%, to 903 thousand units in FY2010 first half compared with FY2009 first half. Meanwhile, overseas vehicle unit sales also decreased by 1,007 thousand units, or 31.1%, to 2,227 thousand units in FY2010 first half compared with FY2009 first half.

     As for the results of operations, net revenues decreased by 3,812.8 billion yen, or 31.3%, to 8,377.6 billion yen in FY2010 first half compared with FY2009 first half, and operating income decreased by 718.9 billion yen to an operating loss of 136.9 billion yen in FY2010 first half compared with FY2009 first half. Among the factors contributing to an increase in operating income were the effects of reduction in fixed costs of 390.0 billion yen and cost reduction efforts of 210.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included the effects of sales volume and mix of 910.0 billion yen, changes in exchange rates of 320.0 billion yen, and other factors of 88.9 billion yen. Income before income taxes and equity in earnings of affiliated companies decreased by 699.4 billion yen to a loss of
63.0 billion yen in FY2010 first half compared with FY2009 first half. Net income attributable to Toyota Motor Corporation decreased by 549.4 billion yen to a loss of 56.0 billion yen in FY2010 first half compared with FY2009 first half.

* "Net income attributable to Toyota Motor Corporation" is equivalent to "Net income" up to FY2009.


(2)Segment Operating Results

 (i) Automotive:
          Net revenues for the automotive operations decreased by 3,639.4 billion yen, or 32.6%, to 7,521.3 billion yen in FY2010 first half compared with FY2009 first half, and operating income decreased by 726.3 billion yen to an operating loss of 260.4 billion yen in FY2010 first half compared with FY2009 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates, despite the effects of reduction in fixed costs and cost reduction efforts.

(ii) Financial services:
          Net revenues for the financial services operations decreased by 105.6 billion yen, or 14.3%, to 632.1 billion yen in FY2010 first half compared with FY2009 first half. However, operating income increased by 17.2 billion yen, or 16.0%, to 124.4 billion yen in FY2010 first half compared with FY2009 first half. The increase in operating income was mainly due to decreases in the provision for credit losses, net charge-offs and allowance for residual value losses, and higher interest margins in financing in sales finance subsidiaries.

(iii) All other:
          Net revenues for all other businesses decreased by 173.2 billion yen, or 28.7%, to 429.2 billion yen in FY2010 first half compared with FY2009 first half, and operating income decreased by 11.4 billion yen, or 96.6%, to 0.4 billion yen in FY2010 first half compared with FY2009 first half.

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



(3) Geographic Information

 (i) Japan:
          Net revenues in Japan decreased by 2,369.2 billion yen, or 32.9%, to 4,838.1 billion yen in FY2010 first half compared with FY2009 first half, and operating income decreased by 579.4 billion yen to an operating loss of
     257.7 billion yen in FY2010 first half compared with FY2009 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle exports, and the effects of changes in exchange rates, despite the effects of reduction in fixed costs and cost reduction efforts.

(ii) North America:
          Net revenues in North America decreased by 1,358.7 billion yen, or 34.4%, to 2,594.3 billion yen in FY2010 first half compared with FY2009 first half, and operating income decreased by 7.4 billion yen, or 21.4%, to
     26.9 billion yen in FY2010 first half compared with FY2009 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales, despite decreases in the provision for credit losses, net charge-offs and allowance for residual value losses, and higher interest margins in financing in sales finance subsidiaries.

(iii) Europe:
          Net revenues in Europe decreased by 704.5 billion yen, or 39.5%, to 1,079.4 billion yen in FY2010 first half compared with FY2009 first half, and operating income decreased by 27.3 billion yen to an operating loss of
     18.6 billion yen in FY2010 first half compared with FY2009 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(iv) Asia:
          Net revenues in Asia decreased by 542.1 billion yen, or 33.3%, to 1,083.9 billion yen in FY2010 first half compared with FY2009 first half, and operating income decreased by 71.8 billion yen, or 52.3%, to 65.4 billion yen in FY2010 first half compared with FY2009 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

 (v) Other (Central and South America, Oceania and Africa):
          Net revenues in other regions decreased by 488.5 billion yen, or 40.0%, to 732.9 billion yen in FY2010 first half compared with FY2009 first half, and operating income decreased by 38.5 billion yen, or 48.6% to 40.6 billion yen in FY2010 first half compared with FY2009 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.


2. Qualitative Information Concerning Consolidated Financial Position for FY2010 First Half

     Cash flows from operating activities resulted in an increase in cash by 1,567.9 billion yen in FY2010 first half. Net cash provided by operating activities increased by 54.2 billion yen from 1,513.7 billion yen in FY2009 first half. Cash flows from investing activities resulted in a decrease in cash by 698.7 billion yen in FY2010 first half. Net cash used in investing activities decreased by 798.7 billion yen from 1,497.4 billion yen in FY2009 first half. Cash flows from financing activities resulted in a decrease in cash by 616.7 billion yen in FY2010 first half. Net cash provided by financing activities decreased by 815.2 billion yen from 198.5 billion yen in FY2009 first half. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 208.3 billion yen, or 8.5%, to 2,652.5 billion yen at the end of FY2010 first half compared with the end of FY2009.

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


3. Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2010

     Reflecting the upward revision of our sales plan based on our recent business performance and favorable results obtained from a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2010 (April 1, 2009 through March 31, 2010) is set forth below. This forecast assumes average exchange rates through the fiscal year of 93 yen per US$1 and 132 yen per 1 Euro.


Forecast of consolidated results for FY2010


Net revenues                   18,000.0 billion yen (a decrease of 12.3% compared with FY2009)
Operating loss                  (350.0) billion yen (a decrease of --    compared with FY2009)
Loss before income taxes
 and equity in earnings of
 affiliated companies           (300.0) billion yen (a decrease of --    compared with FY2009)
Net loss attributable to
 Toyota Motor Corporation       (200.0) billion yen (a decrease of --    compared with FY2009)
*"Net loss attributable to Toyota Motor Corporation" is equivalent to "Net loss" up to FY2009.

     These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
     When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on page 2.



4. Other

(1)  Changes in significant subsidiaries during the current period
     (Changes in specified subsidiaries that caused a change in the scope of consolidation)

     None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

     The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated effective tax rates.

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

     In December 2007, the Financial Accounting Standards Board ("FASB") issued updated guidance of accounting for and disclosure of business combinations. This guidance establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, this guidance provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Toyota and its consolidated subsidiaries ("Toyota") adopted this guidance from the business combinations on and after the beginning of fiscal year begun on or after December 15, 2008. The adoption of this guidance did not have a material impact on Toyota's quarterly consolidated financial statements.

     In December 2007, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Toyota adopted this guidance from the interim period within the fiscal year begun on or after December 15, 2008. As a result, noncontrolling interest, formerly reported as minority interest, is reported as shareholders' equity in the quarterly consolidated balance sheets, and the amount of net income attributable to the parent and to the noncontrolling interest are identified and presented in the quarterly consolidated statements of income. Since the presentation and disclosure requirements have been applied retrospectively for all periods presented in the consolidated financial statements in which this guidance is applied, certain prior year amounts have been reclassified to conform to this guidance. The adoption of this guidance did not have a material impact on Toyota's quarterly consolidated financial statements.

     In April 2009, FASB issued updated guidance of accounting for and disclosure of investments. This guidance revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. Toyota adopted this guidance from the interim period ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota's quarterly consolidated financial statements.

     In May 2009, FASB issued updated guidance of accounting for and disclosure of subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Toyota adopted this guidance from the interim period ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota's quarterly consolidated financial statements.

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


5. Consolidated Production and Sales

(1) Production

                                                                                                                        (Units)
------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                               FY2009 first half            FY2010 first half
            Business segment                 (April 1, 2008 through      (April 1, 2009 through              Increase
                                               September 30, 2008)         September 30, 2009)              (Decrease)
------------------------------------------ --------------------------- ---------------------------- ---------------------------
                              Japan                  2,450,845                   1,708,872                    (741,973)
                          North America                562,400                     452,119                    (110,281)
                              Europe                   294,578                     206,420                     (88,158)
      Automotive               Asia                    521,122                     427,967                     (93,155)
                              Other                    260,210                     159,401                    (100,809)
                         ----------------- --------------------------- ---------------------------- ---------------------------
                              Total                  4,089,155                   2,954,779                  (1,134,376)
------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
         Other               Housing                     2,326                       1,943                        (383)
------------------------ ----------------- --------------------------- ---------------------------- ---------------------------

------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                             FY2009 second quarter        FY2010 second quarter
            Business segment                 (July 1, 2008 through        (July 1, 2009 through              Increase
                                               September 30, 2008)         September 30, 2009)              (Decrease)
------------------------------------------ --------------------------- ---------------------------- ---------------------------
                              Japan                  1,197,909                     946,918                    (250,991)
                          North America                236,766                     250,704                      13,938
                              Europe                   126,483                     113,729                     (12,754)
      Automotive               Asia                    258,734                     236,222                     (22,512)
                              Other                    132,072                      87,701                     (44,371)
                         ----------------- --------------------------- ---------------------------- ---------------------------
                              Total                  1,951,964                   1,635,274                    (316,690)
------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
         Other               Housing                     1,424                       1,155                        (269)
------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
Note: 1 Production in "Automotive" indicates production units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania and Africa.


(2) Sales (by destination)

                                                                                                                        (Units)
------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                               FY2009 first half            FY2010 first half
            Business segment                 (April 1, 2008 through      (April 1, 2009 through              Increase
                                               September 30, 2008)         September 30, 2009)              (Decrease)
------------------------------------------ --------------------------- ---------------------------- ---------------------------
                              Japan                  1,016,352                     902,804                    (113,548)
                          North America              1,357,569                     904,469                    (453,100)
                              Europe                   578,100                     434,911                    (143,189)
      Automotive               Asia                    510,201                     422,499                     (87,702)
                              Other                    788,764                     465,317                    (323,447)
                         ----------------- --------------------------- ---------------------------- ---------------------------
                              Total                  4,250,986                   3,130,000                  (1,120,986)
------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
         Other               Housing                     2,436                       2,059                        (377)
------------------------ ----------------- --------------------------- ---------------------------- ---------------------------

------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                             FY2009 second quarter        FY2010 second quarter
            Business segment                 (July 1, 2008 through        (July 1, 2009 through              Increase
                                               September 30, 2008)         September 30, 2009)              (Decrease)
------------------------------------------ --------------------------- ---------------------------- ---------------------------
                              Japan                    503,478                     495,761                      (7,717)
                          North America                628,890                     517,391                    (111,499)
                              Europe                   277,102                     222,374                     (54,728)
      Automotive               Asia                    247,922                     227,920                     (20,002)
                              Other                    407,071                     265,638                    (141,433)
                         ----------------- --------------------------- ---------------------------- ---------------------------
                              Total                  2,064,463                   1,729,084                    (335,379)
------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
         Other               Housing                     1,520                       1,285                        (235)
------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
     Note: 1 Sales in "Automotive" indicates sales units of vehicles (new).
           2 "Other" in "Automotive" consists of Central and South America, Oceania, Africa and the Middle East, etc.

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


6. Quarterly Consolidated Financial Statements
(1) Quarterly Consolidated Balance Sheets

                                                                                                               (Amount: million yen)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
                                                              FY2010 second quarter            FY2009
                                                               (As of September 30,       (As of March 31,            Increase
                                                                       2009)                    2009)                (Decrease)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
     Assets
       Current assets:
          Cash and cash equivalents                                      2,652,505                2,444,280               208,225
          Time deposits                                                    119,407                   45,178                74,229
          Marketable securities                                            769,694                  495,326               274,368
          Trade accounts and notes receivable,                           1,482,453                1,392,749                89,704
            less allowance for doubtful accounts
          Finance receivables, net                                       3,660,937                3,891,406              (230,469)
          Other receivables                                                374,952                  332,722                42,230
          Inventories                                                    1,460,746                1,459,394                 1,352
          Deferred income taxes                                            502,884                  605,331              (102,447)
          Prepaid expenses and other current assets                        577,284                  632,543               (55,259)
                                                            ------------------------- ------------------------ ---------------------
          Total current assets                                          11,600,862               11,298,929               301,933
                                                            ------------------------- ------------------------ ---------------------
       Noncurrent finance receivables, net                               5,518,942                5,655,545              (136,603)
       Investments and other assets:
          Marketable securities and other securities                     2,065,646                2,102,874               (37,228)
            investments
          Affiliated companies                                           1,773,943                1,826,375               (52,432)
          Employees receivables                                             67,683                   69,523                (1,840)
          Other                                                            642,922                  707,110               (64,188)
                                                            ------------------------- ------------------------ ---------------------
          Total investments and other assets                             4,550,194                4,705,882              (155,688)
                                                            ------------------------- ------------------------ ---------------------
       Property, plant and equipment:
          Land                                                           1,259,964                1,257,409                 2,555
          Buildings                                                      3,659,415                3,633,954                25,461
          Machinery and equipment                                        9,259,214                9,201,093                58,121
          Vehicles and equipment on operating leases                     2,515,682                2,836,881              (321,199)
          Construction in progress                                         182,741                  263,602               (80,861)
                                                            ------------------------- ------------------------ ---------------------
          Subtotal                                                      16,877,016               17,192,939              (315,923)
                                                            ------------------------- ------------------------ ---------------------
          Less - Accumulated depreciation                              (10,008,255)              (9,791,258)             (216,997)
                                                            ------------------------- ------------------------ ---------------------
          Total property, plant and equipment, net                       6,868,761                7,401,681              (532,920)
                                                            ------------------------- ------------------------ ---------------------
       Total assets                                                     28,538,759               29,062,037              (523,278)
                                                            ------------------------- ------------------------ ---------------------
----------------------------------------------------------- ------------------------- ------------------------ ---------------------

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                                               (Amount: million yen)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
                                                              FY2010 second quarter            FY2009
                                                               (As of September 30,       (As of March 31,            Increase
                                                                       2009)                    2009)                (Decrease)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
     Liabilities
       Current liabilities:
          Short-term borrowings                                          2,764,714                3,617,672              (852,958)
          Current portion of long-term debt                              2,290,493                2,699,512              (409,019)
          Accounts payable                                               1,677,912                1,299,455               378,457
          Other payables                                                   624,841                  670,634               (45,793)
          Accrued expenses                                               1,515,150                1,540,681               (25,531)
          Income taxes payable                                              64,577                   51,298                13,279
          Other current liabilities                                        701,508                  710,041                (8,533)
                                                            ------------------------- ------------------------ ---------------------
          Total current liabilities                                      9,639,195               10,589,293              (950,098)
                                                            ------------------------- ------------------------ ---------------------
       Long-term liabilities:
          Long-term debt                                                 6,922,762                6,301,469               621,293
          Accrued pension and severance costs                              635,953                  634,612                 1,341
          Deferred income taxes                                            633,349                  642,293                (8,944)
          Other long-term liabilities                                      209,230                  293,633               (84,403)
                                                            ------------------------- ------------------------ ---------------------
          Total long-term liabilities                                    8,401,294                7,872,007               529,287
                                                            ------------------------- ------------------------ ---------------------
       Total liabilities                                                18,040,489               18,461,300              (420,811)
                                                            ------------------------- ------------------------ ---------------------

     Shareholders' equity
       Toyota Motor Corporation shareholders' equity:
          Common stock, no par value,                                      397,050                  397,050                     --
            authorized: 10,000,000,000 shares
            as of September 30, 2009 and March 31, 2009
            issued: 3,447,997,492 shares
            as of September 30, 2009 and March 31, 2009
          Additional paid-in capital                                       502,253                  501,211                 1,042
          Retained earnings                                             11,365,880               11,531,622              (165,742)
          Accumulated other comprehensive income (loss)                 (1,031,171)              (1,107,781)               76,610
          Treasury stock, at cost,                                      (1,260,353)              (1,260,895)                  542
            311,982,663 shares as of September 30, 2009
            and 312,115,017 shares as of March 31, 2009
                                                            ------------------------- ------------------------ ---------------------
          Total Toyota Motor Corporation shareholders'                   9,973,659               10,061,207               (87,548)
            equity
                                                            ------------------------- ------------------------ ---------------------
       Noncontrolling interest                                             524,611                  539,530               (14,919)
                                                            ------------------------- ------------------------ ---------------------
       Total shareholders' equity                                       10,498,270               10,600,737              (102,467)
                                                            ------------------------- ------------------------ ---------------------
     Commitments and contingencies
                                                            ------------------------- ------------------------ ---------------------
     Total liabilities and shareholders' equity                         28,538,759               29,062,037              (523,278)
                                                            ------------------------- ------------------------ ---------------------
----------------------------------------------------------- ------------------------- ------------------------ ---------------------

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2) Quarterly Consolidated Statements of Income

(First half for the six months ended September 30)

                                                                                                               (Amount: million yen)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
                                                                FY2009 first half        FY2010 first half
                                                                (Six months ended        (Six months ended            Increase
                                                               September 30, 2008)      September 30, 2009)          (Decrease)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
     Net revenues:
       Sales of products                                                11,463,710                7,755,905            (3,707,805)
       Financing operations                                                726,695                  621,738              (104,957)
                                                            ------------------------- ------------------------ ---------------------
       Total net revenues                                               12,190,405                8,377,643            (3,812,762)
                                                            ------------------------- ------------------------ ---------------------
     Costs and expenses:
       Cost of products sold                                             9,903,833                7,212,394            (2,691,439)
       Cost of financing operations                                        431,367                  364,530               (66,837)
       Selling, general and administrative                               1,273,137                  937,578              (335,559)
                                                            ------------------------- ------------------------ ---------------------
       Total costs and expenses                                         11,608,337                8,514,502            (3,093,835)
                                                            ------------------------- ------------------------ ---------------------
     Operating income (loss)                                               582,068                 (136,859)             (718,927)
                                                            ------------------------- ------------------------ ---------------------
     Other income (expense):
       Interest and dividend income                                         78,410                   39,967               (38,443)
       Interest expense                                                    (26,826)                 (19,165)                7,661
       Foreign exchange gain, net                                           32,441                   29,501                (2,940)
       Other income (loss), net                                            (29,606)                  23,581                53,187
                                                            ------------------------- ------------------------ ---------------------
       Total other income (expense)                                         54,419                   73,884                19,465
                                                            ------------------------- ------------------------ ---------------------
     Income (loss) before income
         taxes and equity in earnings (losses) of                          636,487                  (62,975)             (699,462)
         affiliated companies
                                                            ------------------------- ------------------------ ---------------------
     Provision for income taxes                                            258,855                  (53,502)             (312,357)
     Equity in earnings (losses) of affiliated companies                   144,138                  (55,504)             (199,642)
                                                            ------------------------- ------------------------ ---------------------
     Net income (loss)                                                     521,770                  (64,977)             (586,747)
                                                            ------------------------- ------------------------ ---------------------
     Less: Net (income) loss
       attributable to the noncontrolling interest                         (28,301)                   8,991                37,292
                                                            ------------------------- ------------------------ ---------------------
     Net income (loss) attributable to
       Toyota Motor Corporation                                            493,469                  (55,986)             (549,455)
                                                            ------------------------- ------------------------ ---------------------
----------------------------------------------------------- ------------------------- ------------------------ ---------------------




                                                                                                                       (Amount: yen)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
     Net income (loss) attributable to
         Toyota Motor Corporation per share
       Basic                                                                156.92                   (17.85)              (174.77)
       Diluted                                                              156.90                   (17.85)              (174.75)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(Second quarter for the three months ended September 30)

                                                                                                               (Amount: million yen)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
                                                              FY2009 second quarter    FY2010 second quarter
                                                               (Three months ended      (Three months ended           Increase
                                                               September 30, 2008)      September 30, 2009)          (Decrease)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------

     Net revenues:
       Sales of products                                                 5,604,867                4,234,824            (1,370,043)
       Financing operations                                                370,408                  306,742               (63,666)
                                                            ------------------------- ------------------------ ---------------------
       Total net revenues                                                5,975,275                4,541,566            (1,433,709)
                                                            ------------------------- ------------------------ ---------------------
     Costs and expenses:
       Cost of products sold                                             4,914,066                3,843,534            (1,070,532)
       Cost of financing operations                                        247,051                  180,575               (66,476)
       Selling, general and administrative                                 644,681                  459,453              (185,228)
                                                            ------------------------- ------------------------ ---------------------
       Total costs and expenses                                          5,805,798                4,483,562            (1,322,236)
                                                            ------------------------- ------------------------ ---------------------
     Operating income                                                      169,477                   58,004              (111,473)
                                                            ------------------------- ------------------------ ---------------------
     Other income (expense):
       Interest and dividend income                                         36,498                   17,192               (19,306)
       Interest expense                                                    (12,473)                 (10,365)                2,108
       Foreign exchange gain, net                                           18,456                    1,502               (16,954)
       Other income (loss), net                                            (28,525)                   9,200                37,725
                                                            ------------------------- ------------------------ ---------------------
       Total other income (expense)                                         13,956                   17,529                 3,573
                                                            ------------------------- ------------------------ ---------------------
     Income before income
         taxes and equity in earnings (losses) of                          183,433                   75,533              (107,900)
         affiliated companies
                                                            ------------------------- ------------------------ ---------------------
     Provision for income taxes                                             84,189                   (5,705)              (89,894)
     Equity in earnings (losses) of affiliated companies                    49,074                  (59,050)             (108,124)
                                                            ------------------------- ------------------------ ---------------------
     Net income                                                            148,318                   22,188              (126,130)
                                                            ------------------------- ------------------------ ---------------------
     Less: Net income
       attributable to the noncontrolling interest                          (8,508)                    (352)                8,156
                                                            ------------------------- ------------------------ ---------------------
     Net income attributable to
       Toyota Motor Corporation                                            139,810                   21,836              (117,974)
                                                            ------------------------- ------------------------ ---------------------
----------------------------------------------------------- ------------------------- ------------------------ ---------------------



                                                                                                                       (Amount: yen)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------
     Net income attributable to
         Toyota Motor Corporation per share
       Basic                                                                 44.53                     6.96                (37.57)
       Diluted                                                               44.52                     6.96                (37.56)
----------------------------------------------------------- ------------------------- ------------------------ ---------------------

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(3) Quarterly Consolidated Statements of Cash Flows

                                                                                                               (Amount: million yen)
--------------------------------------------------------------------------- --------------------------- ----------------------------
                                                                                FY2009 first half            FY2010 first half
                                                                                (Six months ended            (Six months ended
                                                                               September 30, 2008)          September 30, 2009)
--------------------------------------------------------------------------- --------------------------- ----------------------------
   Cash flows from operating activities:
     Net income (loss)                                                                    521,770                     (64,977)
     Adjustments to reconcile quarterly net income (loss) to net cash provided by operating activities
        Depreciation                                                                      741,800                     686,473
        Provision for doubtful accounts and credit losses                                  92,300                      50,455
        Pension and severance costs, less payments                                        (18,646)                     10,613
        Losses on disposal of fixed assets                                                 23,163                      16,266
        Unrealized losses on available-for-sale securities, net                            20,190                       1,434
        Deferred income taxes                                                             (55,351)                     56,454
        Equity in (earnings) losses of affiliated companies                              (144,138)                     55,504
        Changes in operating assets and liabilities, and other                            332,688                     755,774
                                                                            --------------------------- ----------------------------
     Net cash provided by operating activities                                          1,513,776                   1,567,996
                                                                            --------------------------- ----------------------------
   Cash flows from investing activities:
     Additions to finance receivables                                                  (4,509,417)                 (3,894,467)
     Collection of and proceeds from sales of finance receivables                       3,872,757                   3,819,697
     Additions to fixed assets excluding equipment leased to others                      (701,867)                   (329,231)
     Additions to equipment leased to others                                             (636,947)                   (363,712)
     Proceeds from sales of fixed assets excluding equipment                               27,722                      24,124
        leased to others
     Proceeds from sales of equipment leased to others                                    193,748                     266,704
     Purchases of marketable securities and security investments                         (361,976)                   (479,306)
     Proceeds from sales of and maturity of marketable securities and                     502,991                     323,216
        security investments
     Payment for additional investments in affiliated companies,                              (45)                         --
        net of cash acquired
     Changes in investments and other assets, and other                                   115,586                     (65,809)
                                                                            --------------------------- ----------------------------
     Net cash used in investing activities                                             (1,497,448)                   (698,784)
                                                                            --------------------------- ----------------------------
   Cash flows from financing activities:
     (Purchase) reissuance of common stock                                                (69,835)                        551
     Proceeds from issuance of long-term debt                                           1,204,650                   1,715,193
     Payments of long-term debt                                                        (1,468,592)                 (1,404,922)
     Increase (decrease) in short-term borrowings                                         768,517                    (817,786)
     Dividends paid                                                                      (236,196)                   (109,756)
                                                                            --------------------------- ----------------------------
     Net cash provided by (used in) financing activities                                  198,544                    (616,720)
                                                                            --------------------------- ----------------------------
   Effect of exchange rate changes on cash and cash equivalents                             7,195                     (44,267)
                                                                            --------------------------- ----------------------------
   Net increase in cash and cash equivalents                                              222,067                     208,225
                                                                            --------------------------- ----------------------------
   Cash and cash equivalents at beginning of period                                     1,628,547                   2,444,280
                                                                            --------------------------- ----------------------------
   Cash and cash equivalents at end of period                                           1,850,614                   2,652,505
                                                                            --------------------------- ----------------------------
--------------------------------------------------------------------------- --------------------------- ----------------------------
Note: In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

     (4) Going Concern Assumption

         None

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


  (5) Segment Information

   (i)Segment operating results

FY2009 first half (Six months ended September 30, 2008)

                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Intersegment
                                            Automotive    Financial Services     All Other        Elimination       Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers           11,151,818           726,695            311,892                --         12,190,405
    (2) Intersegment sales                         8,932            11,043            290,506          (310,481)                --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                       11,160,750           737,738            602,398          (310,481)        12,190,405
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                          10,694,812           630,480            590,599          (307,554)        11,608,337
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                               465,938           107,258             11,799            (2,927)           582,068
------------------------------------------------------------------------------------------------------------------------------------

 FY2010 first half (Six months ended September 30, 2009)
                                                                                                             (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Intersegment
                                            Automotive    Financial Services     All Other        Elimination       Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers            7,515,943           621,738            239,962                --          8,377,643
    (2) Intersegment sales                         5,362            10,378            189,253          (204,993)                --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                        7,521,305           632,116            429,215          (204,993)         8,377,643
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                           7,781,746           507,687            428,812          (203,743)         8,514,502
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                       (260,441)          124,429                403            (1,250)          (136,859)
------------------------------------------------------------------------------------------------------------------------------------

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


FY2009 second quarter (Three months ended September 30, 2008)

                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Intersegment
                                            Automotive    Financial Services     All Other        Elimination       Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers            5,436,077           370,408            168,790                --          5,975,275
    (2) Intersegment sales                         3,726             4,157            145,442          (153,325)                --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                        5,439,803           374,565            314,232          (153,325)         5,975,275
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                           5,306,210           346,441            305,395          (152,248)         5,805,798
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                               133,593            28,124              8,837            (1,077)           169,477
------------------------------------------------------------------------------------------------------------------------------------

FY2010 second quarter (Three months ended September 30, 2009)
                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Intersegment
                                            Automotive    Financial Services    All Other        Elimination        Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers            4,105,872           306,742            128,952                --          4,541,566
    (2) Intersegment sales                         2,466             5,225             96,114          (103,805)                --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                        4,108,338           311,967            225,066          (103,805)         4,541,566
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                           4,129,642           237,155            220,117          (103,352)         4,483,562
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                        (21,304)           74,812              4,949              (453)            58,004
------------------------------------------------------------------------------------------------------------------------------------

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


      (ii) Geographic information


FY2009 first half (Six months ended September 30, 2008)

                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Intersegment
                                         Japan    North America    Europe         Asia         Other     Elimination  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    4,114,297     3,875,542    1,703,704     1,453,771    1,043,091            --    12,190,405
    (2) Intersegment sales             3,093,075        77,456       80,199       172,255      178,256    (3,601,241)           --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 7,207,372     3,952,998    1,783,903     1,626,026    1,221,347    (3,601,241)   12,190,405
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   6,885,599     3,918,733    1,775,165     1,488,770    1,142,289    (3,602,219)   11,608,337
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                       321,773        34,265        8,738       137,256       79,058           978       582,068
------------------------------------------------------------------------------------------------------------------------------------

FY2010 first half (Six months ended September 30, 2009)
                                                                                                              (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Intersegment
                                         Japan    North America    Europe         Asia         Other     Elimination  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    3,089,631     2,552,830    1,048,171     1,001,729      685,282            --     8,377,643
    (2) Intersegment sales             1,748,496        41,520       31,237        82,161       47,638    (1,951,052)           --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 4,838,127     2,594,350    1,079,408     1,083,890      732,920    (1,951,052)    8,377,643
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   5,095,797     2,567,422    1,098,048     1,018,466      692,323    (1,957,554)    8,514,502
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)               (257,670)       26,928      (18,640)       65,424       40,597         6,502      (136,859)
------------------------------------------------------------------------------------------------------------------------------------
Note: "Other" consists of Central and South America, Oceania and Africa.

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


FY2009 second quarter (Three months ended September 30, 2008)

                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Intersegment
                                         Japan    North America    Europe         Asia         Other     Elimination  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    2,084,354     1,827,273      831,846       734,638      497,164            --     5,975,275
    (2) Intersegment sales             1,462,166        34,586       35,894        93,040       95,539    (1,721,225)           --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 3,546,520     1,861,859      867,740       827,678      592,703    (1,721,225)    5,975,275
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   3,441,909     1,896,768      879,290       759,792      558,097    (1,730,058)    5,805,798
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                104,611       (34,909)     (11,550)       67,886       34,606         8,833       169,477
------------------------------------------------------------------------------------------------------------------------------------

FY2010 second quarter (Three months ended September 30, 2009)
                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Intersegment
                                         Japan    North America    Europe         Asia         Other     Elimination  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    1,690,853     1,397,440      548,116       543,789      361,368            --     4,541,566
    (2) Intersegment sales               965,467        21,680       16,219        45,992       28,246    (1,077,604)           --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 2,656,320     1,419,120      564,335       589,781      389,614    (1,077,604)    4,541,566
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   2,701,988     1,388,555      562,588       551,259      366,400    (1,087,228)    4,483,562
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                (45,668)       30,565        1,747        38,522       23,214         9,624        58,004
------------------------------------------------------------------------------------------------------------------------------------
Note: "Other" consists of Central and South America, Oceania and Africa.

                TOYOTA MOTOR CORPORATION FY2010 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)




(6) Significant Changes in Shareholders' Equity

  None